November 25, 2020

BY EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Karen Rossotto

Re:	Stone Ridge All Asset Variance Risk Premium Fund

Registration Statement on Form N-1A

File Numbers: 333-184477; 811-22761

Dear Ms. Rossotto:

On behalf of Stone Ridge Trust (the “Trust”), we are writing to respond to the comments of the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) that were provided telephonically on October 13, 2020 in connection with the Trust’s Post-Effective Amendment (“PEA”) No. 65 to the above-referenced registration statement on Form N-1A, filed with the Commission on August 13, 2020 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). PEA No. 65 was filed in connection with the addition of the Stone Ridge All Asset Variance Risk Premium Fund (the “Fund”), as a new series of the Trust.

The Trust is filing on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act (“PEA No. 69”). PEA No. 69 is marked to show changes made from PEA No. 65. For the convenience of the Staff, the comments have been summarized below. The Fund’s response follows each comment. Page numbers refer to the EDGAR version of PEA No. 65. Capitalized terms used but not defined herein have the meanings set forth for such terms in PEA No. 65.

General

1)

Staff Comment: There appear to be a significant amount of illiquid investments in the Fund. Please confirm supplementally whether or not that is the case, and, if it is, how the Fund will comply with the liquidity requirements applicable to an open-end fund.

Response: The Fund invests primarily in liquid securities. More specifically, substantially all of the Fund’s investments are expected to be classified as highly liquid investments under Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”). As a result, the Fund does not anticipate any difficulty in complying with the liquidity requirements applicable to an open-end fund.

Prospectus

Fund Summary

2)

Staff Comment: The Annual Fund Operating Expense table includes “Broker Interest” expense. Please explain supplementally the source of this broker interest expense and the investments to which it relates.

Response: With respect to certain derivatives transactions, the Fund posts margin to the relevant FCM in the form of U.S. Treasury bills or other non-cash collateral. In connection with such derivatives transactions, the central clearing counterparty charges interest to the FCM for the use of non-cash collateral, which the FCM passes on as an interest charge to the Fund. The Broker Interest expense in the Annual Fund Operating Expense table primarily consists of such charges.

3)	Staff Comment: Please revise the disclosure to explain briefly what put and call options are under “Principal Investment Strategies’” on S-2.

Response: The text below has been added on page S-2 as the new second paragraph in order to explain what put and call options are:

Options are a type of derivative instrument through which option sellers assume conditional obligations to option buyers relating to the assets or other references underlying the option (each, an “Underlying Reference”). A put option is a contract that entitles the purchaser to receive from the seller a fixed price (the strike price of the put option) in exchange for the Underlying Reference on or before the expiration date of the option or a cash payment (in the case of a cash settled option contract) equal to the amount of any depreciation in the value of the Underlying Reference below a fixed price (the strike price of the put option) as of the exercise date of the option. A call option is a contract that entitles the purchaser to receive from the seller the Underlying Reference in exchange for a fixed price (the strike price of the call option) on or before the expiration date of the option or a cash payment (in the case of a cash-settled option contract) equal to the amount of any appreciation in the value of the Underlying Reference over the strike price as of the exercise date of the option.

4)	Staff Comment: With respect to the description of the Fund’s principal investment strategies on page S-2:

a.	Please consider moving the sentence that begins “By entering into derivatives contracts and making these types of investments, the Fund is, in essence, accepting a risk…” to the first paragraph.

Response: The Fund has made the requested change.

b.	Please also disclose how the Adviser models expected volatility levels and otherwise determines a variance risk premium exists and that it is a suitable investment for the Fund.

Response: As disclosed under “Principal Investment Strategies,” “[t]he Adviser believes that investing should involve a long-term view and a systematic focus on sources of expected return, not on security selection or market timing. . . . The Adviser does not intend to purchase or sell investments for the portfolio based on prospects for the economy, the relevant markets or the individual issuers themselves. Instead, the Fund seeks to identify variance risk premiums wherever they may arise, regardless of the specific underlying assets and to provide an investment return from the premiums or payments it receives from making these investments. In constructing an investment portfolio, the Adviser seeks to identify a universe of eligible investments offering the Fund the potential to capture the benefit of the variance risk premiums associated with different asset classes.” The Adviser identifies the universe of eligible investments based on historical data that show that the variance risk premium on the applicable asset or investment has been positive on average over time; where this has historically been the case, the Adviser believes it will continue to be the case in the future. The Adviser does not attempt to model or otherwise predict future levels of realized volatility. The Fund has revised the disclosure as follows:

The Adviser does not intend to purchase or sell investments for the portfolio based on prospects for the economy, the relevant markets or the individual issuers themselves. Instead, the Fund seeks to identify variance risk premiums that have historically been positive on average and over time wherever they may arise, regardless of the specific underlying assets and to provide an investment return from the premiums or payments it receives from making these investments. In constructing an investment portfolio, the Adviser seeks to identify a universe of eligible investments offering the Fund the potential to capture the benefit of the variance risk premiums associated with different asset classes.

c.

Please explain supplementally if the variance risk premium and the availability of relevant data and your ability to model volatility have been impacted by the COVID-19 pandemic. If so, please explain supplementally how the Fund has responded.

Response: The variance risk premiums on many of the assets in which the Fund invests were negative during the early stages of the pandemic as a result of realized volatility exceeding implied volatility. This is an example of the risk involved in investing in the variance risk premium, and has not changed the Fund’s investment approach. As noted in response to Staff Comment 4.b above, the Adviser does not attempt to model or otherwise predict future levels of realized volatility.

d.	Please confirm supplementally that you have considered the disclosure implications of the COVID-19 pandemic from a strategies and risk perspective.

Response: The Fund so confirms.

e.	To the extent the Adviser employs any portfolio-level risk constraints, please consider the need to describe in the disclosure those constraints and how the portfolio is constructed.

Response: The Fund has revised the disclose as follows:

The Adviser has broad discretion to allocate the Fund’s assets among derivative types and asset classes and to determine whether and how to hedge the Fund’s exposures and how much leverage to apply. In constructing the portfolio, the Adviser seeks to limit the Fund’s exposure to any single asset class by making investments related to a variety of asset classes. Further, within each asset class, the Adviser seeks to cause the Fund to have exposures to multiple underlying assets, geographic regions, economic sectors and maturities. The Adviser seeks to allocate the Fund’s assets dynamically in response to supply and demand for risk transfer services in the global markets, typically with a total amount of overall portfolio risk exposure estimated to be consistent with an annual portfolio volatility of approximately 10% on average over a long period of time. However, the Adviser will not actively adjust the portfolio in response to short term deviations in the portfolio’s trailing realized volatility from its long-run target. With the exception of certain asset diversification tests under the Internal Revenue Code of 1986, as amended (the “Code”), there is no stated limit on the percentage of assets the Fund can invest in a particular instrument or the percentage of assets the Fund will allocate to any one asset class, and at times the Fund may focus on a small number of instruments or asset classes.

5)

Staff Comment: In the fourth paragraph on page S-2, the disclosure states that “The Fund may also enter into other types of investments that enable the Fund to provide risk transfer services, as the Adviser may consider appropriate from time to time.” Please revise the disclosure to describe what those strategies are, particularly if they are principal investment strategies. It also states “This universe of investments is subject to change under varying market conditions and as these instruments evolve over time.” Please confirm supplementally that any new investments will not present principal risks other than those disclosed in the Fund’s registration statement.

Response: The fourth paragraph on page S-2 has been revised as follows:

The Fund typically pursues its investment objective by entering into exchange-traded or over-the-counter (“OTC”) derivative contracts primarily related to commodities and foreign currencies. ~~The Fund may also enter into other types of investments that enable the Fund to provide risk transfer services, as the Adviser may consider appropriate from time to time.~~ The Fund may enter into a variety of derivative contracts, but typically expects to enter into put and call options, futures contracts, options on futures contracts, swaps and swaptions. This universe of investments is subject to change under varying market conditions and as these instruments evolve over time.

The Fund confirms supplementally that any new investments will not present principal risks other than those disclosed in the Fund’s then-current registration statement.

6)	Staff Comment: With respect to the fifth paragraph on page S-2, and the bullet point list that follows:

a)	The disclosure describes “interest rates” and “volatility” as asset classes to which the Fund may have exposure. Please explain supplementally whether and why you consider these to be “asset classes.”

Response: The Fund considers both “interest rates” and “volatility” to be asset classes. “Interest rates” can be invested in through derivatives contracts, such as U.S. treasury bond futures or interest rate swaps, that provide exposure to a fixed or floating rate reference or benchmark determined by any central bank, benchmark government obligation, overnight deposit rate instrument or time value deposit. “Volatility” can be invested in through derivatives contracts (such as VIX options) that provide exposure to the measurement of implied or realized volatility or variance of an asset.

b)

With respect to interest rates, the third bullet states that this includes “any contract related to a fixed or floating interest rate reference or benchmark determined by any central bank, certain benchmark government obligations, overnight deposit rate instruments and time value deposits.” Please revise the disclosure to explain the types of contracts and/or investments to which this refers.

Response: This disclosure refers to derivatives contracts. The Fund has revised the disclosure in the third bullet point as follows:

●

Interest rates, including any derivatives contract ~~related~~ that provides exposure to a fixed or floating interest rate reference or benchmark determined by any central bank, certain benchmark government obligations, overnight deposit rate instruments and time value deposits;

c)

Similarly, with respect to volatility, the fifth bullet point states that it includes “any investment related to a measurement of implied or realized volatility or variance of an asset.” Please revise the disclosure to explain the types of investments to which this refers.

Response: This disclosure refers to derivatives contracts. The Fund has revised the disclosure in the fifth bullet point as follows:

●	Volatility, including any ~~investment related~~ derivatives contract that provides exposure to a measurement of implied or realized volatility or variance of an asset.

7)

Staff Comment: The first bullet point on page S-3 refers to “equity securities (including common and preferred stock and any other security that provides exposure to the earnings growth of any issuer(s))” and to “debt securities (including fixed and floating rate bonds and any other security that provides exposure to the credit risk of the issuer).” If the “other securities” referred to here are principal investment strategies of the Fund, please revise this section to disclose such strategies.

Response: The Fund has revised the first bullet point on page S-3 as follows:

●

Equity and debt securities, including any publicly traded or privately offered U.S. and foreign (non-U.S.) equity securities (including common and preferred stock ~~and any other security that provides exposure to the earnings growth of any issuer(s)~~); publicly traded or privately offered U.S. and foreign debt securities (including fixed and floating rate bonds ~~and any other security that provides exposure to the credit risk of any issuer(s)~~); and

8)

Staff Comment: The first paragraph on page S-3 states that, “Subject to any restrictions under applicable law, the Fund is not restricted in its exposure to any particular market (including emerging markets) or form of investment and may have exposure to the securities of companies of any market capitalization or credit rating.” Please revise the disclosure to clarify what “form of investment” means. In addition, the end of the sentence refers to “companies of any credit rating.” If this will include below-investment grade, please revise the disclosure to state that explicitly.

Response: The first paragraph on page S-3 has been revised as follows:

Subject to any restrictions under applicable law, the Fund is not restricted in its exposure to any particular market (including emerging markets), type of derivatives contract or asset class ~~or form of investment~~ and may have exposure to the securities of companies of any market capitalization or credit rating, including to companies rated below investment grade or that are unrated but are judged by the Adviser to be of comparable quality.

9)

Staff Comment: The second paragraph on page S-3 refers to short sales. Please confirm supplementally that the costs associated with short sales are disclosed in the Annual Fund Operating Expenses table.

Response: The Fund confirms that the costs associated with any short sales are disclosed in the Annual Fund Operating Expenses table.

10)	Staff Comment: The third paragraph of page S-3 refers to the Subsidiary. With regard to the Subsidiary, please:

a.	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response: The Fund confirms that it complies with the provisions of Section 8 of the 1940 Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the 1940 Act, in each case on an aggregate basis with the Subsidiary. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

b.

Disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. Since the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Fund confirms that the Adviser, as investment adviser to the Fund within the meaning of Section 2(a)(20) of the 1940 Act and as sole investment adviser to the Subsidiary, complies with the provisions of the 1940 Act relating to investment advisory contracts set forth in Section 15. The Fund respectfully submits that no disclosure revision is necessary in response to this comment. The Fund confirms that it will file the investment advisory agreement between the Subsidiary and the Adviser as an exhibit to the Fund’s registration statement.

c.	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Disclose the custodian of the Subsidiary.

Response: The Fund confirms that the Subsidiary complies with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder. The Subsidiary has the same custodian as the Fund, U.S. Bank, NA. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

d.

Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response: The principal investment strategies and principal risks already disclosed in PEA No. 62 and PEA No. 63 appropriately reflect the aggregate operations of the Fund and the Subsidiary. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

e.	Confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response: The Fund so confirms.

f.

Confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund so confirms.

11)

Staff Comment: The fourth paragraph on page S-3 states that, “When the Fund posts margin directly to a broker or FCM, the Fund is subject to the credit risk and fraud risk of that broker or FCM with respect to that posted margin.” Please consider whether this is more appropriate as risk disclosure, and if so, please move this disclosure to the risk section.

Response: The Fund believes that this disclosure is useful for investors in its current location, in the context of explaining the Fund’s use of margin, and respectfully notes that substantially similar risk disclosure is already included in the section entitled “Investment Objective, Strategies and Risks—More Information on the Risks of Investing,” on page 10 under “Margin Risk,” which states “Margin posted by the Fund to a broker or FCM is exposed to the credit risk and fraud risk of that broker or FCM.”

12)

Staff Comment: Page S-3 says “The Adviser seeks to allocate the Fund’s assets dynamically in response to supply and demand for risk transfer services in the global markets.” Will there be high portfolio turnover (i.e., portfolio turnover greater than 100%)? If so, please disclose in the Principal Investment Strategies section.

Response: The Fund confirms supplementally that there will not be high portfolio turnover. As disclosed on page 23 of the Fund’s Statement of Additional Information, the portfolio turnover rate for the Predecessor Fund, which pursues an identical investment strategy to that of the Fund, was 0.00% for the fiscal year ended October 31, 2019.

13)	Staff Comment: Please consider whether the “Debt Investing Risk” disclosure on pages S-5 and S-6 requires updating in light of the current economic situation.

Response: “Debt Investing Risk” has been revised as follows:

Interest rate changes can be sudden and unpredictable, and the Fund may lose money ~~if these changes are not anticipated by the Adviser~~ as a result. A wide variety of factors can cause interest rates to fluctuate (e.g., central bank monetary policies, inflation rates, general economic conditions and market developments), and debt securities may be difficult to value during such periods. Over the past decade, governmental financial regulators, including the U.S. Federal Reserve, have taken steps to maintain historically low interest rates by purchasing bonds. ~~Continued economic recovery, the U.S. Federal Reserve’s conclusion of its quantitative easing program and recent increases in interest rates could increase the probability that interest rates will continue to rise in the near future.~~ To the extent the U.S. Federal Reserve ~~continues to~~ raises interest rates in the future, there is a risk that rates across the financial system may rise, which could have an adverse effect on prices for debt securities and on the management of the Fund.

14)	Staff Comment: Page S-8, Cash Management and Temporary Defensive Positions. If this is not a principal investment strategy of the Fund, please move this disclosure to item 9.

Response: The requested change has been made.

15)

Staff Comment: Please consider including short sale risk, smaller company risk, preferred securities risk and privately-offered debt risk in the summary risk disclosure, as each was mentioned in the Principal Investment Strategies disclosure.

Response: The Fund has revised the disclosure under “Principal Investment Strategies” to remove references to privately-offered debt securities, as these are not principal investment strategies of the Fund. The Fund has also revised the prospectus to include summary risk disclosure regarding short sale risk, smaller company risk and preferred securities risk.

16)

Staff Comment: Under “Summary—Performance” on page S-9, the performance of the Fund is compared against the ICE BofA Merrill Lynch 3-Month U.S. Treasury Bill Index. Please consider whether the ICE BofA Merrill Lynch Index is an appropriate broad-based index to use for comparison to the Fund.

Response: The Fund seeks to capture the benefit of the variance risk premium associated with different asset classes. The variance risk premium can be understood as the return above the risk-free rate (i.e., portion of the return that exceeds the rate of return that can be earned on high-quality, short-term government debt securities). The Fund believes that the ICE BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is an appropriate comparison because it allows the investor to observe the variance risk premiums captured by the Fund by comparing the Fund’s returns to the risk-free rate of Treasury bills. There is no index that directly measures the returns of the variance risk premiums in which the Fund invests.

Investment Objective, Strategies and Risks

17)

Staff Comment: On page 5, in “Changes to the Fund’s Investment Policies,” the Fund discloses that its investment objective and policies may be changed without shareholder approval unless such objective or policy is identified in the prospectus or in the Statement of Additional Information as “fundamental.” If the Fund will provide a notice period before effecting such a change, please disclose that fact.

Response: If the Fund were to effect such a change, the Fund does not currently intend to provide a notice period before doing so.

18)	Staff Comment: In “Derivatives Risk” on page 5, please consider including an explanation of what a “swaption” is.

Response: The disclosure has been revised as follows:

Derivatives Risk. The Fund invests in a variety of derivatives, including put and call options, futures contracts, options on futures contracts, forward contracts, swaps, swaptions (i.e., contracts that give a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms) and other exchange-traded and OTC derivatives contracts. The use of derivatives involves risks that are in addition to, and potentially greater than, the risks of investing directly in securities and other more traditional assets. Derivatives are financial contracts the value of which depends on, or is derived from, the Underlying Reference. Derivatives involve the risk that changes in their value may not move as expected relative to changes in the value of the Underlying Reference they are designed to track. The Fund may invest in derivatives to generate income from premiums, for investment purposes and for hedging and risk management purposes. Derivatives risk may be more significant when derivatives are used to enhance return or as a substitute for a cash investment option, rather than solely to hedge the risk of a position held by the Fund. Certain of the Fund’s derivative positions involve the risk that, if the volatility of the Underlying References is greater than expected, the Fund will bear losses to the extent of its obligations under the relevant derivative contracts, which may not be outweighed by the amount of any premiums received for the sale of such derivative instruments. See the Statement of Additional Information for additional information of the various types and uses of derivatives in the Fund’s strategy.

19)

Staff Comment: On page 7, the Fund discloses that “Options writing can cause the Fund’s share price to be highly volatile, and it may be subject to sudden and substantial losses.” Please consider including this disclosure in the summary risk section.

Response: The Fund has revised “Derivatives Risk” in “Fund Summary—Principal Investment Risks” as follows:

Specific risks involved in the use of certain types of derivatives in which the Fund may invest include options risk, call option risk, put option risk, options on futures risk, futures risk, forwards risk, swaps risk, swaptions risk, counterparty risk and margin risk (see “Investment Objective, Strategies and Risks—More Information on the Risks of Investing” below). For example, options writing can cause the Fund’s share price to be highly volatile, and it may be subject to sudden and substantial losses.

20)	Staff Comment: In “Margin Risk” on page 10, where the disclosure discusses re-hypothecation of margin, please revise the disclosure to explain in plain English what that means.

Response: The Fund has revised the disclosure as follows:

In connection with entering into certain types of derivatives transactions (e.g., options and futures), the Fund (directly or through its Subsidiary) may post margin directly to a broker or FCM, which will typically re-hypothecate that margin (i.e., use the margin posted by the Fund for its own transactions, including as collateral in another transaction by the broker or FCM) to a clearinghouse or another broker or FCM.. Prior to re-hypothecation, margin so posted may be held in commingled accounts with margin from other clients of that broker or FCM.

21)	Staff Comment: We note that “Short Sale Risk” is included on page 18 other “Other Risks of Investment in the Fund,” which indicates that short sales may not be a principal investment strategy of the Fund. If that is the case, please move the discussion of short sales from the “Principal Investment Strategies” section to the Statement of Additional Information or otherwise revise the disclosure to make that clear.

Response: As noted in response to Staff Comment 15 above, the Fund has revised the prospectus to include summary risk disclosure regarding short sale risk. The Fund has also moved the “Short Sale Risk” disclosure from page 18 to reflect that short sales are a principal investment strategy of the Fund.

Statement of Additional Information

Additional Investment Information, Risks and Restrictions

22)

Staff Comment: Given that hedging with derivatives is described in the “Principal Investment Strategies” section of the prospectus, please consider moving the disclosure about “Hedging With Derivatives – Risks” on page 9 of the SAI to the prospectus.

Response: The Fund has revised the prospectus to discuss the risks of hedging with derivatives under “Fund Summary—Principal Investment Risks” and “Investment Objective, Strategies and Risks—More Information on the Risks of Investing.”

23)

Staff Comment: On page 36, there is discussion of the Distribution and Servicing Plan of the predecessor fund. Will this Fund charge a distribution and servicing (12b-1) fee? If so, please disclose it in the Annual Fund Operating Expenses table and revise the disclosure on page 46 of the Statement of Additional Information as appropriate. If not, please confirm supplementally that the Fund will not charge a 12b-1 fee.

Response: The Fund confirms supplementally that it will not charge any distribution and servicing (12b-1) fee.

*        *        *

Should members of the Staff have any questions or comments, please contact the undersigned at (212) 257-4781 or daniel.whitney@stoneridgeam.com.

Very truly yours,

/s/ Daniel W. Whitney

Daniel W. Whitney

cc:	James Rothwell, Stone Ridge Asset Management LLC

Lauren D. Macioce, Stone Ridge Asset Management LLC

Lizzie Gomez, Stone Ridge Asset Management LLC